UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November2004
Novogen Limited

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 4 November,2004  By /s/Ronald Lea Erratt Company Secretary

NOVOGEN CANCELS OPTIONS


By agreement with the two Directors concerned the Company has cancelled the options issued to the Directors with the Appendix 3B filed with the ASX on 25 October, 2004.